UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 18, 2026

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 18, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 18, 2026	By:	/s/ Brody Speers
Brody Speers Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2025 RESULTS
Highlights
•Reported GAAP net income of $120.5 million, or $3.47 per share, and adjusted net income(1) of $97.0 million, or $2.80 per share, in the fourth quarter of 2025 (excluding items listed in Appendix A to this release).
•Fiscal year 2025 GAAP net income of $351.2 million, or $10.15 per share; and adjusted net income of $240.8 million, or $6.96 per share (excluding items listed in Appendix A to this release).
•Strong fourth quarter of 2025 spot rates with Suezmax and Aframax/LR2 tankers averaging $53,500 per day and $43,600 per day, respectively. Spot tanker rates have further strengthened into the first quarter of 2026, with Suezmax and Aframax/LR2 rates averaging $56,900 per day and $51,400 per day, respectively, for approximately 65% of first quarter spot days booked to date.
•Continued to execute on fleet renewal by (1) acquiring three 2016-built Aframaxes for $141.5 million and bareboat chartering the vessels back on short-term contracts with expected redelivery dates in the second and third quarters of 2026; and (2) selling one 2007-built Suezmax and agreeing to sell one 2009-built Suezmax and one 2013-built VLCC for combined gross proceeds of $157.5 million.
•The Company declared a cash dividend of $0.25 per share for the quarter ended December 31, 2025.

Hamilton, Bermuda, February 18, 2026 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2025. As a result of the Company's acquisition of Teekay Corporation Ltd.'s Australian operations and management services companies (collectively, the Acquired Operations) on December 31, 2024, financial information (excluding non-GAAP financial measures) in this release related to all periods prior to December 31, 2024 was retroactively adjusted or recast to include the Acquired Operations on a consolidated basis in accordance with Common Control accounting as required under GAAP.

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	258,269	229,023	258,351	951,797	1,229,336
Income from operations	110,298	69,406	72,841	309,099	380,143
Net income	120,461	92,079	82,121	351,186	403,667
Earnings per share - basic	3.47	2.66	2.38	10.15	11.73
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	109,715	64,274	69,554	295,476	420,850
Adjusted net income (1)	96,964	53,279	51,826	240,765	354,685
Adjusted earnings per share - basic (1)	2.80	1.54	1.50	6.96	10.31
Cash, cash equivalents, restricted cash and short-term investments (2)	853,261	775,474	515,561	853,261	515,561
(1)    These are non-GAAP financial measures. For the three months and year ended December 31, 2024, these measures exclude the Acquired Operations. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)    Excludes deposits of $99.0 million held in escrow (which is disclosed as "Other non-current assets" on the Company's consolidated balance sheets) for the acquisitions of three Aframax-sized tankers, which were completed in January 2026.

Teekay Tankers Ltd. Investor Relations E-mail: investor.relations@teekay.com www.teekaytankers.com
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM12, Bermuda

Fourth Quarter of 2025 Compared to Third Quarter of 2025
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2025 increased compared to the third quarter of 2025, primarily due to higher average spot tanker rates and the acquisition of two vessels during the third quarter of 2025, partially offset by the sales of five vessels during the third and fourth quarters of 2025. In addition, GAAP net income for the third quarter of 2025 included a gain on distribution from equity-accounted investment.

Fourth Quarter of 2025 Compared to Fourth Quarter of 2024
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2025 increased compared to the same period of the prior year, primarily due to higher average spot tanker rates, partially offset by certain fleet changes resulting from the sales of 13 vessels, the acquisition of three vessels, and the redelivery of three chartered-in vessels between the start of the fourth quarter of 2024 and the end of 2025. In addition, GAAP net income for the fourth quarter of 2025 included a $21.7 million gain from the sales of two vessels, compared to a $27.9 million gain from the sales of two vessels in the fourth quarter of 2024.

CEO Commentary
“Teekay Tankers posted strong financial results for the fourth quarter and full year 2025, generating GAAP net income of $351 million and adjusted net income of $241 million in 2025,” commented Kenneth Hvid, Teekay Tankers’ President and Chief Executive Officer. “Mid-sized spot tanker rates during the fourth quarter were the second highest for a fourth quarter in the last 15 years, primarily due to near-record seaborne crude oil trade volumes and growing trade inefficiencies related to sanctions and other geopolitical events. Spot tanker rates are trending even higher so far in the first quarter of 2026, driven by a combination of widening sanctions enforcement, seasonal factors, and added volatility from U.S. action in Venezuela. With our significant exposure to the spot market, Teekay Tankers continues to benefit from these tailwinds.”

“Teekay Tankers continues to execute on its fleet renewal plan. Since reporting earnings in October 2025, we have acquired three 2016-built Aframax tankers for $141.5 million and we bareboat chartered the vessels back to the seller on short-term contracts with full commercial and technical management to be transferred to us upon redelivery in the second and third quarters of 2026. In addition, we also sold, or agreed to sell, two older Suezmaxes and our only VLCC for combined gross sales proceeds of $157.5 million. The combination of the sale and purchase transactions since the beginning of 2025 has reduced our average fleet age and improved our fleet profile, while also maintaining significant operating leverage to the strong tanker market.”

“With our low cash flow break-even levels, integrated operating platform, and significant investment capacity, we believe Teekay Tankers is well positioned to continue generating significant free cash flow, while also progressing our fleet renewal strategy and returning capital to shareholders through our quarterly dividend.”

Summary of Recent Events
Vessel Purchases

In January 2026, the Company acquired three 2016-built Aframax tankers for $141.5 million and it bareboat chartered the vessels back to the seller on short-term contracts. These vessels are expected to be redelivered to the Company in the second and third quarters of 2026, at which point the Company will take over full commercial and technical management of the vessels.

Vessel Sales

In October 2025, the Company completed the previously announced sales of a 2007-built Aframax-sized tanker and a 2009-built Suezmax tanker for combined gross proceeds of $61.5 million, resulting in total gains on sales of $21.7 million in the fourth quarter of 2025.

In January 2026, the Company sold one 2007-built Suezmax tanker and agreed to sell one 2009-built Suezmax tanker for combined total proceeds of $73.0 million, which is expected to result in gains on sales of $22.6 million in the first quarter of 2026. The 2009-built Suezmax tanker is expected to be delivered to the purchaser in the first quarter of 2026.

In February 2026, the Company agreed to sell its 2013-built VLCC tanker for $84.5 million, which is expected to result in a gain on sale of $22.5 million in the second quarter of 2026 when the vessel is expected to be delivered to the purchaser.

In December 2025, the Company exercised an extension option on one in-chartered Aframax tanker for an additional 12 months effective February 2026.

Since mid-September 2025, the Company sold all of its holdings of 2.05 million common shares of Ardmore Shipping Corporation (NYSE: ASC) for total proceeds of $26.3 million, generating a total gross return of $3.3 million, or 14.4%, including dividends.

The Company's Board of Directors declared its regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended December 31, 2025. This dividend is payable on March 13, 2026 to all of Teekay Tankers' shareholders of record on March 2, 2026.
Tanker Market
Mid-size crude tanker spot rates strengthened during the fourth quarter of 2025. Global seaborne oil trade volumes were near record highs during the fourth quarter of 2025 due to the unwinding of OPEC+ supply cuts coupled with rising oil production from non-OPEC+ countries, particularly in the Americas. In addition, tighter sanctions against Russia, Iran, and Venezuela, including U.S. sanctions against Russian oil producers Rosneft and Lukoil, have created trading inefficiencies which have benefited tanker tonne-mile demand while pushing more trade volumes away from the “dark fleet” towards the compliant fleet of tankers.

Geopolitical events continue to shape global oil trade flows at the beginning of 2026 and mid-size tanker spot rates remain at very firm levels. U.S. action in Venezuela, including the removal of President Nicolás Maduro and greater involvement in Venezuelan oil production and exports, has led to a sharp decrease in crude oil flows to China via the “dark fleet” of VLCCs at the start of 2026 and shifted trade towards the compliant fleet of tankers. This could benefit compliant mid-size tankers in particular if more Venezuelan oil is sold to U.S. and European markets. Tighter sanctions on Russia and Iran may continue to drive trade inefficiencies in the near-term and further marginalize the “dark fleet” vessels, although the geopolitical environment remains highly volatile and unpredictable.

Underlying tanker demand and supply fundamentals remain supportive. Global oil demand is projected to increase by 1.1 million barrels per day (mb/d) in 2026, which is in line with levels seen in 2024 and 2025. Demand could be further boosted by strategic stockpiling, particularly in China where the country is projected to add just under 1 mb/d to strategic reserves during 2026 according to the U.S. Energy Information Administration (EIA). Non-OPEC+ supply growth is expected to continue to be led by the Americas in 2026, with the International Energy Agency (IEA) projecting 1.3 mb/d of non-OPEC+ growth in 2026. The OPEC+ group, which unwound over 2 mb/d of voluntary supply cuts in 2025, has announced a pause on further unwinds during the first quarter of 2026, and its supply policy for the remainder of the year is uncertain. On the fleet supply side, tanker newbuild deliveries are set to increase in 2026, although actual net fleet growth will depend on the level of vessel removals via scrapping, the relative mix of vessels trading in the compliant fleet versus the “dark fleet” of tankers, and the utilization rate of older vessels.

In summary, the Company believes that the near-term outlook for the tanker market remains strong, driven by a combination of positive underlying tanker supply and demand fundamentals and various geopolitical factors which are driving trade inefficiencies and tonne-mile demand for the compliant fleet of tankers. However, the longer-term outlook is highly uncertain and will depend, to a large extent, on how the various geopolitical factors currently supporting the tanker market develop in the coming months and years.

Operating Results
The following table highlights the operating performance of the Company’s spot vessels (including those trading on voyage charters, in revenue sharing arrangements (RSAs), in a third-party pool and in full service lightering) and time charter-out vessels, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended			Year Ended
	December 31, 2025	September 30, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Time Charter-Out Fleet (3)
Suezmax revenue days	92	—	47	92	321
Suezmax TCE per revenue day	$41,969	—	$37,513	$41,969	$37,513
Aframax / LR2 revenue days	129	—	89	270	243
Aframax / LR2 TCE per revenue day	$31,852	—	$49,104	$40,919	$48,879

Spot Fleet
Suezmax revenue days	1,494	1,780	2,265	7,244	8,779
Suezmax spot TCE per revenue day	$53,505	$33,404	$28,386	$35,502	$37,941
Aframax / LR2 revenue days	1,437	1,628	1,937	6,336	8,234
Aframax / LR2 spot TCE per revenue day	$43,634	$30,861	$30,488	$33,124	$39,933
VLCC revenue days	92	41	—	133	—
VLCC spot TCE per revenue day (4)	$75,244	$33,265	—	$62,164	—

Total Fleet
Suezmax revenue days	1,586	1,780	2,312	7,336	9,100
Suezmax TCE per revenue day	$52,836	$33,404	$28,574	$35,583	$37,926
Aframax / LR2 revenue days	1,566	1,628	2,026	6,606	8,477
Aframax / LR2 TCE per revenue day	$42,670	$30,861	$31,306	$33,442	$40,189
VLCC revenue days	92	41	—	133	—
VLCC TCE per revenue day	$75,244	$33,265	—	$62,164	—

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix D to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Excludes one chartered-in bunker tanker on a time charter-out contract.
(4)    Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025, which is trading in a pooling arrangement managed by a third-party. For the three months ended September 30, 2025, the vessel earned an average TCE rate of $31,136 per day over 92 revenue days, including the days when the vessel was owned by the joint venture. In February 2026, the Company entered into an agreement to sell the VLCC tanker to a third party.

First Quarter of 2026 Spot Tanker Performance Update
The following table presents Teekay Tankers’ average TCE rates booked to date in the first quarter of 2026 for its spot-traded fleet only, together with the percentages of total revenue days currently fixed for the first quarter:

	First Quarter 2026 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$56,900	65%
Aframax / LR2 (1)	$51,400	64%
VLCC	$79,800	78%

(1)    Rate and percentage booked to date include all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of February 16, 2026:

	Owned Vessels(6)	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker	1	—	1
Aframax Tanker / LR2 Product Tanker(1)	5	—	5
Total Fixed-Rate Fleet	6	—	6
Spot-rate:
Suezmax Tankers(2)(3)	15	1	16
Aframax Tankers / LR2 Product Tankers(4)	13	2	15
VLCC Tanker(5)	1	—	1
Total Spot Fleet	29	3	32
Total Tanker Fleet	35	3	38
STS Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	35	6	41
(1)    Includes three Aframax tankers subject to bareboat charter-out contracts that are scheduled to expire during the second and third quarters of 2026.
(2)    Includes one owned Suezmax tanker for which an agreement was put in place in January 2026 to sell the vessel. The vessel is expected to be delivered to its purchaser by the end of the first quarter of 2026.
(3)    Includes one Suezmax tanker subject to a charter-in contract that is scheduled to expire in June 2027, with an option to extend for one additional year.
(4)    Includes two Aframax / LR2 tankers subject to charter-in contracts that are scheduled to expire in February 2027 and January 2030, the latter of which has options to extend for up to three years, as well as a purchase option at the end of the second extension option period.
(5)    In February 2026, the Company agreed to sell the vessel. The tanker is expected to be delivered to its purchaser during the second quarter of 2026.
(6)     Ten Suezmax tankers, seven Aframax / LR2 tankers, and one VLCC tanker are unencumbered.

Liquidity Update
As at December 31, 2025, the Company had total liquidity of $1.0 billion (comprised of $830.6 million in cash and cash equivalents, $171.7 million in undrawn capacity from its credit facility, and $22.0 million in short-term investments), compared to total liquidity of $975.7 million as at September 30, 2025.

Conference Call
Teekay and Teekay Tankers (collectively, the Teekay Group) plan to host a conference call on Thursday, February 19, 2026 at 11:00 a.m. (ET) to discuss the Teekay Group's fourth quarter and annual 2025 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 330-6710, or 1(647) 361-1999 if outside of North America, and quoting conference ID code 3373559.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Teekay Group Fourth Quarter and Annual 2025 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers owns a fleet of 35 double-hulled oil and product tankers (including 16 Suezmax tankers, 18 Aframax / LR2 tankers, and 1 VLCC tanker), and also has three chartered-in oil and product tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short or medium-term fixed-rate time-charter contracts. In addition, Teekay Tankers manages and operates vessels for the Australian Government and Australian energy companies as part of the marine services provided by the Company and owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation Ltd.

Teekay Tankers’ Class A common shares trade on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: investor.relations@teekay.com
Website: www.teekay.com. The information contained on our website is not part of this release.

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Entities under Common Control represent a transfer of a business between entities under common control. As a result, Teekay Tankers' consolidated financial statements prior to December 31, 2024, the date the interests in these entities were actually acquired by the Company, were retroactively adjusted to include the results of these entities during the periods they were under common control of Teekay Corporation Ltd. (Teekay) and had begun operations.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before net income attributable to the Entities under Common Control, interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, realized and unrealized gains and losses on marketable securities, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss and gain on distribution from unconsolidated joint ventures, dividend income from marketable securities and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on any interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix C of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix D of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2025	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited) (1)	(unaudited)	(unaudited) (1)

Voyage charter revenues (2)	216,730	189,163	218,383	785,239	1,066,963
Time-charter revenues	10,466	2,085	7,560	23,415	25,915
Other revenues (3)(5)	31,073	37,775	32,408	143,143	136,458
Total revenues	258,269	229,023	258,351	951,797	1,229,336

Voyage expenses (2)	(69,160)	(82,708)	(94,934)	(317,373)	(405,546)
Vessel operating expenses	(58,263)	(61,031)	(65,731)	(240,961)	(261,114)
Charter hire expenses	(9,540)	(9,690)	(17,144)	(45,257)	(74,795)
Depreciation and amortization	(21,514)	(20,932)	(24,446)	(86,630)	(93,582)
General and administrative expenses	(11,205)	(11,146)	(9,734)	(46,568)	(46,604)
Gain on sale and write-down of assets (4)	21,711	25,890	26,479	99,659	38,080
Restructuring charges (5)	—	—	—	(5,568)	(5,632)
Income from operations	110,298	69,406	72,841	309,099	380,143

Interest income	8,695	7,569	6,189	29,689	24,076
Interest expense	(557)	(789)	(798)	(2,896)	(7,472)
Equity income and gain on distribution from equity-accounted investment (6)	—	8,728	615	9,617	2,767
Other income	1,334	4,834	2,280	1,753	4,558
Net income before income tax	119,770	89,748	81,127	347,262	404,072

Income tax recovery (expense)	691	2,331	994	3,924	(405)
Net income	120,461	92,079	82,121	351,186	403,667

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	3.47	2.66	2.38	10.15	11.73
- Diluted	3.46	2.64	2.37	10.10	11.63
- Cash dividends declared	0.25	0.25	0.25	2.00	3.00

Weighted-average number of total common
shares outstanding
- Basic (7)	34,682,463	34,669,842	34,480,608	34,604,637	34,406,223
- Diluted	34,861,701	34,831,261	34,701,466	34,775,458	34,705,472

Number of outstanding common shares
at the end of the period	34,547,729	34,538,964	34,360,637	34,547,729	34,360,637

(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 was retroactively adjusted or recast to include 100% of the Acquired Operations on a consolidated basis.
(2)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $1.7 million, $3.0 million and $4.6 million for the three months ended December 31, 2025, September 30, 2025 and December 31, 2024, respectively, and $17.5 million and $24.3 million for the year ended December 31, 2025 and December 31, 2024, respectively.

(3)Other revenues include operational and maintenance marine services provided to the Australian Government and third parties, lightering support revenue, management and other fees, as well as revenue earned from the Company's responsibilities in employing vessels subject to the RSAs managed by the Company and certain bunker related activities.

(4)Gain on sale and write-down of assets for the three months ended December 31, 2025 includes an aggregate gain of $21.7 million relating to one Suezmax tanker and one Aframax-sized tanker, both of which were sold in October 2025. Gain on sale and write-down of assets for the three months ended September 30, 2025 includes an aggregate gain of $25.9 million relating to three Suezmax tankers, which were sold in August and September 2025. Gain on sale and write-down of assets for the three months ended December 31, 2024 includes an aggregate gain of $27.9 million relating to one Suezmax tanker and one Aframax-sized tanker, which were sold in October and December 2024, respectively, as well as a write-down of $1.4 million relating to three of the Company's operating lease right-of-use assets. Gain on sale and write-down of assets for the year ended December 31, 2025 also includes an aggregate gain of $52.9 million relating to four Suezmax tankers and two Aframax-sized tankers, which were sold between February and May 2025, as well as a write-down of $0.8 million relating to two of the Company's operating lease right-of-use assets. Gain on sale and write-down of assets for the year ended December 31, 2024 also includes a gain of $11.6 million relating to one Aframax-sized tanker, which was sold in February 2024.

(5)Restructuring charges for the year ended December 31, 2025 relate to severance costs incurred during the second quarter of 2025 resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in Other revenues. Restructuring charges for the year ended December 31, 2024 relate to changes made to the Company's senior management team.

(6)Equity income and gain on distribution from equity-accounted investment relates to the Company’s 50 percent interest in the High-Q Investments Ltd. joint venture, which owned one VLCC tanker. In August 2025, the Company completed the acquisition of the VLCC tanker from the joint venture. In addition, in August 2025, the Company received a cash distribution from the joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay the Company's advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of the Company's investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon the receipt of the cash distribution, the Company reduced the investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment during the year ended December 31, 2025.

(7)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2025	2025	2024
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	830,569	764,670	511,888
Short-term investments (1)	22,000	10,000	—
Restricted cash	692	804	3,673
Marketable securities	—	22,303	22,442
Accounts receivable	82,781	68,345	82,440
Bunker and lube oil inventory	29,409	36,139	45,990
Prepaid expenses	17,013	12,989	12,800
Accrued revenue and other current assets	70,160	58,085	68,708
Assets held for sale (2)	26,834	39,782	—
Total current assets	1,079,458	1,013,117	747,941
Vessels and equipment – net	1,000,483	1,041,105	1,132,109
Operating lease right-of-use assets	38,161	34,914	52,162
Investment in and advances to equity-accounted joint venture	—	—	15,998
Goodwill and intangible assets	2,426	2,495	2,733
Other non-current assets(3)	121,146	21,605	23,025
Total assets	2,241,674	2,113,236	1,973,968

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	104,650	97,040	101,218
Current portion of operating lease liabilities	21,107	15,118	24,875
Other current liabilities	9,533	3,184	5,949
Total current liabilities	135,290	115,342	132,042
Long-term operating lease liabilities	17,054	20,183	28,716
Other long-term liabilities	45,714	46,401	56,660
Equity	2,043,616	1,931,310	1,756,550
Total liabilities and equity	2,241,674	2,113,236	1,973,968

Cash, cash equivalents, restricted cash and short-term investments	853,261	775,474	515,561
(1)Short-term investments include various bank term deposits that have initial maturity dates of more than three months but less than one year from the origination date.
(2)Assets held for sale as at December 31, 2025 include one Suezmax tanker, which was delivered to its purchaser in January 2026. Assets held for sale as at September 30, 2025 include one Suezmax tanker and one Aframax-sized tanker, both of which were delivered to their respective purchasers in October 2025.
(3)Other non-current assets as at December 31, 2025 include payments of $99.0 million held in escrow for the acquisitions of three Aframax-sized tankers, which were completed in January 2026.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2025	2024
	(unaudited)	(unaudited) (1)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	351,186	403,667
Non-cash items:
Depreciation and amortization	86,630	93,582
Gain on sale and write-down of assets	(99,659)	(38,080)
Equity income and gain on distribution from equity-accounted investment	(9,617)	(2,767)
Recovery for uncertain tax position	(11,786)	(3,169)
Other	5,939	4,516
Change in operating assets and liabilities	3,792	42,658
Expenditures for dry docking	(20,591)	(28,495)
Net operating cash flow	305,894	471,912

FINANCING ACTIVITIES
Scheduled repayments of obligations related to finance leases	—	(5,213)
Prepayment of obligations related to finance leases	—	(136,955)
Issuance of common shares upon exercise of stock options	1,719	2,895
Distribution from Entities under Common Control to Teekay Corporation Ltd.	—	(5,000)
Cash dividends paid	(68,998)	(102,819)
Acquisition of Australian operations and management service companies from Teekay Corporation Ltd.	—	(92,195)
Other	(1,256)	(4,111)
Net financing cash flow	(68,535)	(343,398)

INVESTING ACTIVITIES
Proceeds from sale of vessels	343,093	88,778
Distribution from equity-accounted joint venture	25,235	—
Expenditures for vessels and equipment	(2,995)	(4,841)
Loan repayments from equity-accounted joint venture	380	2,500
Purchase of marketable securities	(2,348)	(21,041)
Proceeds from sale of marketable securities	26,251	—
Purchase of short-term investments	(83,000)	—
Proceeds from short-term investments	61,000	—
Vessel acquisitions	(190,259)	(70,504)
Payments held in escrow for vessel acquisitions	(99,016)	—
Net investing cash flow	78,341	(5,108)

Increase in cash, cash equivalents and restricted cash	315,700	123,406
Cash, cash equivalents and restricted cash, beginning of the period	515,561	392,155
Cash, cash equivalents and restricted cash, end of the period	831,261	515,561
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 was retroactively adjusted or recast to include 100% of the Acquired Operations on a consolidated basis.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2025		September 30, 2025		December 31, 2024
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	120,461	$3.47	92,079	$2.66	82,121	$2.38
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	—	—	(754)	($0.02)
Net income attributable to shareholders of Teekay Tankers	120,461	$3.47	92,079	$2.66	81,367	$2.36

Add (subtract) specific items affecting net income:
Gain on sale and write-down of assets	(21,711)	($0.62)	(25,890)	($0.75)	(26,479)	($0.77)
Other (3)	(1,786)	($0.05)	(12,910)	($0.37)	(3,062)	($0.09)
Total adjustments	(23,497)	($0.67)	(38,800)	($1.12)	(29,541)	($0.86)
Adjusted net income attributable to shareholders of
Teekay Tankers	96,964	$2.80	53,279	$1.54	51,826	$1.50

(1)Basic per share amounts.
(2)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 was retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(3)The amount for the three months ended December 31, 2025 relates to a realized gain on the sale of investment in marketable securities and an unrealized loss on investment in marketable securities. The amount for the three months ended September 30, 2025 relates to a gain on distribution received from the Company's equity-accounted joint venture and an unrealized gain on investment in marketable securities. The amount for the three months ended December 31, 2024 relates to foreign exchange gains and an unrealized gain on investment in marketable securities.

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Year Ended
	December 31, 2025		December 31, 2024
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	351,186	$10.15	403,667	$11.73
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(11,744)	($0.34)
Net income attributable to shareholders of Teekay Tankers	351,186	$10.15	391,923	$11.39

Add (subtract) specific items affecting net income:
Gain on sale and write-down of assets	(100,445)	($2.90)	(38,080)	($1.10)
Restructuring charges (3)	5,568	$0.16	5,952	$0.17
Other (4)	(15,544)	($0.45)	(5,110)	($0.15)
Total adjustments	(110,421)	($3.19)	(37,238)	($1.08)
Adjusted net income attributable to shareholders of
Teekay Tankers	240,765	$6.96	354,685	$10.31

(1)Basic per share amounts.
(2)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 was retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(3)The amount for the year ended December 31, 2025 relates to severance costs resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues. The amount for the year ended December 31, 2024 relates to changes made to the Company's senior management team.
(4)The amount for the year ended December 31, 2025 relates to a gain on distribution received from the Company's equity-accounted joint venture, the recovery of severance costs related to the Company's Australian operations as described in footnote (3), a realized gain on the sale of investment securities, as well as an unrealized loss on investment in marketable securities. The amount for the year ended December 31, 2024, primarily relates to an adjustment to income tax accruals of prior years, an unrealized gain on investment in marketable securities, a recovery related to the settlement of a prior year claim, and the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of certain sale-leaseback vessels.

Teekay Tankers Ltd.
Appendix B - Supplemental Financial Information
Summary Statement of Income
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	227,941	30,328	258,269
Voyage expenses	(69,160)	—	(69,160)
Vessel operating expenses	(30,735)	(27,528)	(58,263)
Charter hire expenses	(8,906)	(634)	(9,540)
Depreciation and amortization	(21,514)	—	(21,514)
General and administrative expenses	(11,205)	—	(11,205)
Gain on sale of vessels	21,711	—	21,711
Income from operations	108,132	2,166	110,298

	Year Ended
	December 31, 2025
	(unaudited)
	Tankers	Marine Services and Other (1)	Total
Revenues	824,014	127,783	951,797
Voyage expenses	(317,373)	—	(317,373)
Vessel operating expenses	(131,011)	(109,950)	(240,961)
Charter hire expenses	(42,742)	(2,515)	(45,257)
Depreciation and amortization	(86,630)	—	(86,630)
General and administrative expenses	(46,568)	—	(46,568)
Gain on sale and write-down of assets	99,659	—	99,659
Restructuring charges	—	(5,568)	(5,568)
Income from operations	299,349	9,750	309,099
(1)Includes revenues of $29.5 million and $124.6 million related to marine services from the Australian operations for the three months and year ended December 31, 2025, respectively, as well as total vessel operating expenses, charter hire expenses, and restructuring charges of $27.4 million and $115.0 million related to marine services from the Australian operations for the three months and year ended December 31, 2025, respectively.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	120,461	92,079	82,121
Subtract:
Net income attributable to the Entities under Common Control (1)	—	—	(754)
Net income attributable to shareholders of Teekay Tankers	120,461	92,079	81,367
Depreciation and amortization	21,514	20,932	24,446
Net interest income	(8,138)	(6,780)	(5,053)
Income tax recovery	(691)	(2,331)	(1,050)
EBITDA	133,146	103,900	99,710

Subtract specific items affecting EBITDA:
Gain on sale and write-down of assets	(21,711)	(25,890)	(26,479)
Equity income and gain on distribution from equity-accounted investment	—	(8,728)	(615)
Other (2)	(1,720)	(5,008)	(3,062)
Adjusted EBITDA	109,715	64,274	69,554
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 was retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(2)The amount for the three months ended December 31, 2025 relates to a realized gain on the sale of investment in marketable securities, an unrealized loss on investment in marketable securities and foreign exchange losses. The amount for the three months ended September 30, 2025 relates to realized and unrealized gains on investment in marketable securities, dividend income and foreign exchange gains. The amount for the three months ended December 31, 2024 relates to foreign exchange gains and an unrealized gain on investment in marketable securities.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2025	December 31, 2024
	(unaudited)	(unaudited)
Net income - GAAP basis	351,186	403,667
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(11,744)
Net income attributable to shareholders of Teekay Tankers	351,186	391,923
Depreciation and amortization	86,630	93,582
Net interest income	(26,793)	(15,355)
Income tax recovery	(3,924)	(3,683)
EBITDA	407,099	466,467

Subtract specific items affecting EBITDA:
Gain on sale and write-down of assets	(99,659)	(38,080)
Equity income and gain on distribution from equity-accounted investment	(9,617)	(2,767)
Other (2)	(2,347)	(4,770)
Adjusted EBITDA	295,476	420,850
(1)Certain information in these consolidated financial statements related to all periods prior to December 31, 2024 was retroactively adjusted or recast to include 100 percent of the Acquired Operations on a consolidated basis.
(2)The amount for the year ended December 31, 2025 relates to a realized gain on the sale of investment in marketable securities, an unrealized loss on investment in marketable securities, foreign exchange gains and dividend income. The amount for the year ended December 31, 2024 relates to foreign exchange gains, recoveries related to the settlement of prior year claims, an unrealized gain on investment in marketable securities and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Net Revenues - Tankers
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2025	September 30, 2025	December 31, 2024
	(unaudited)	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	108,132	67,881	71,620

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	30,735	32,086	36,663
Charter hire expenses	8,906	9,056	16,728
Depreciation and amortization	21,514	20,932	24,446
General and administrative expenses	11,205	11,146	10,155
Gain on sale and write-down of assets	(21,711)	(25,890)	(26,479)
Total adjustments	50,649	47,330	61,513
Net revenues	158,781	115,211	133,133

	Year Ended
	December 31, 2025	December 31, 2024
	(unaudited)	(unaudited)
Tankers
Income from operations - GAAP basis	299,349	365,461

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	131,011	150,605
Charter hire expenses	42,742	74,379
Depreciation and amortization	86,630	93,582
General and administrative expenses	46,568	48,833
Gain on sale and write-down of assets	(99,659)	(38,080)
Restructuring charges	—	5,952
Total adjustments	207,292	335,271
Net revenues	506,641	700,732

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this release, other than statements of historical fact, are forward-looking statements. When used in this release, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will", "should" or similar words identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales and acquisitions, including the occurrence and timing of vessel deliveries, the expected financial impacts of such transactions and our expected operating plans for acquired vessels; the Company's expectations regarding tanker charter-in and charter-out contracts, including the timing of commencement, expiry or extensions thereof; the timing of payments of cash dividends; any future dividends; geopolitical events and the impact thereof on the global economy, the industry and tanker market, and the Company's business, including the imposition of global trade tariffs; management's view of the tanker operating and rate environments, the strength of the tanker market including the effect of typical seasonal variations on tanker rates, and related effects on the Company and its operations; crude oil and refined product tanker market fundamentals, including expectations regarding oil supply and demand, as well as tonne-mile demand; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders; the timing and effect of the unwinding of OPEC+ supply cuts and non-OPEC+ supply levels; the Company's ability to benefit from its balance sheet strength and approach to fleet renewal; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in the annual EBITDA levels of the Company's Australian operations; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the impact of geopolitical tensions and conflicts, including the Israel and Hamas war, the Russia-Ukraine war and related sanctions, U.S. action/inaction in and around Iran and Venezuela, and Houthi attacks on vessels in the Red Sea area; the impact of imposed sanctions, tariffs, price caps, import and export and other restrictions; changes in global economic conditions; any reintroduction of proposed U.S. and China port fee regulations; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including those that may further regulate greenhouse gas emissions, including the inclusion of the maritime industry in the European Union Emissions Trading System and the effectiveness of the European Union FuelEU Maritime regulation, and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2024. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.